

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Darin Myman
Chief Executive Officer
DatChat, Inc.
204 Nielson Street
New Brunswick, NJ 08901

> **Re: DatChat, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-40729**

Dear Darin Myman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls , page 35

1. We note that you have concluded as of December 31, 2022, that your disclosure controls and procedures were effective. However, we note that in each of your three 10-Q's filed in 2022, you concluded that your disclosure controls and procedures were not effective because of a material weakness in your internal controls over financial reporting. Further, we note your disclosure under Management's Report on Internal Control Over Financial Reporting, "that as of December 31, 2022, [y]our disclosure controls and procedures were not effective because of a material weakness in [y]our internal controls over financial reporting". Please advise or revise accordingly. Refer to Item 307 of Regulation S-K.

Management's Report on Internal Control Over Financial Reporting, page 36

2. Revise your report to comply with the requirements of Item 308 of Regulation S-K. For

example, provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Also provide a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting. We further note your report on Internal Control Over Financial Reporting references disclosure controls and procedures in multiple instances rather than internal control over financial reporting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Friedman